Exhibit 99.1

Franco-Nevada to Release 2013 Second Quarter Results on August 7

TORONTO, July 5, 2013 - Franco-Nevada Corporation (TSX: FNV, NYSE: FNV) plans to release its second quarter 2013 financial results after market close on Wednesday, August 7, 2013 and host a conference call at 10:00 a.m. Eastern Time on Thursday, August 8, 2013.

Conference Call Details

•                 Q2 Conference Call — 10:00 am ET: Local: 647-427-7450; Toll-Free: 1-888-231-8191

•                 Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

A conference call replay will be available until August 15, 2013 at the following numbers: Local: 416-849-0833; Toll-Free: 1-855-859-2056; Pass code: 14812376

For more information, please go to our website at www.franco-nevada.com or contact:
Stefan Axell
Manager, Investor Relations
416-306-6328
info@franco-nevada.com